Exhibit 99.1

Alamos Gold and AuRico Gold Announce Receipt of Interim Court Order, Special Meetings of Shareholders and Mailing of Information Circular

TORONTO, May 22, 2015 /CNW/ - Alamos Gold Inc. ("Alamos") (TSX/NYSE:AGI) and AuRico Gold Inc. ("AuRico") (TSX/NYSE: AUQ) today announced that Alamos and AuRico have been granted an interim order from the Ontario Superior Court of Justice authorizing various matters, including the holding of special meetings of Alamos and AuRico shareholders to consider the proposed plan of arrangement (the "Arrangement") to combine the two companies, and the mailing of the joint information circular.

The special meetings of Alamos and AuRico shareholders to consider the Arrangement will be held on June 24, 2015 at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6. AuRico's special meeting of shareholders will commence at 10:00 a.m. (Eastern Time) followed by Alamos' special meeting of shareholders at 11:00 a.m. (Eastern Time).  Shareholders of record as of the close of business on May 22, 2015 will be eligible to vote at the special meetings.

Alamos and AuRico have prepared a joint information circular with respect to the Arrangement which will be mailed to shareholders of record as of May 22, 2015.  The information circular will also be available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Alamos and AuRico's Board of Directors unanimously recommend that their shareholders vote in favor of the proposed transaction.

About Alamos Gold

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol "AGI".

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Alamos Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos' Annual Information Form available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AuRico Cautionary Statement

This press release may contain forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.

All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Readers should refer the section entitled the Risk Factors in our latest MD&A and other filings available on SEDAR and EDGAR, which set out the material factors that would cause results to differ.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: For further information please visit the Alamos and AuRico websites at www.alamosgold.com and www.auricogold.com or contact: Scott Parsons, Director, Investor Relations, Alamos Gold Inc., 416-368-9932 x439, sparsons@alamosgold.com; Anne Day, Vice President, Investor Relations & Communications, AuRico Gold Inc., 647-260-8880, anne.day@auricogold.com

CO: AuRico Gold Inc.

CNW 16:00e 22-MAY-15